Filed by Helix Energy Solutions Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934

Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 0-22739
The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Transcript of presentation by Helix Energy Solutions Group, Inc. at the Jefferies & Company Conference in Houston, Texas, on May 1, 2006.

Helix Energy Solutions Group, Inc.
Jefferies & Company Conference, Houston, TX
May 1, 2006
(Background Conversation)
     Martin Ferron: We might have a new name but our strategy is almost 14 years old. And it’s a pretty unique one. The origins of the strategy are based on three trends that we’ve always seen in the marketplace ... in the energy marketplace. The first of them is there’s an increasing number of mature fields. As bases get all there ... the strategy gets older ... there’s opportunity to acquire mature reservoirs. There’s also an increasing number of small fields. Especially in deep water. For every big field that’s found by a major ... there’s probably 20 small ones found by others. And the third trend is that as the E&P companies move into deep water more things are done under water. So as a diving company we saw the opportunity to do things with deep water.
     (Cut)
     (Background Conversation)
     M: And we have a two stranded approach to contracting ... in that we do ...
     (Cut)
     M: When Steven asked me to take part in this seminar it was pretty exciting. But I hoped that our acquisition of Remington would have closed by now. It’s probably a month away from closing. So I have to be a little circumspect about my excitement ... just in case a private equity player wants to come in and buy it. So what I’m going to do ... I’m just going to use our investor presentation to comment on some of the trends that I heard this morning. Because I think we’re tapping into trends pretty well as a company. First off, obviously we’re the company formally known as Cal Dive. As well as acquiring four companies in the last few months we also decided to change our name. Looking pretty exciting times. And we chose Helix as our new name because if anybody knows the structure of DNA ... it’s a double helix ... and those two strands of helix run counter-cyclical ... and we think our business model has two strands that run in a counter-cyclical nature also. And I’m going to explain that as I go through. Back in the mid ‘90s we looked at the Gulf of Mexico as a small diving company. And when I say small I think our EBITA in ‘95 was about $20 million. And we saw a number of trends that we thought were going to endure for at least the foreseeable future. And when I look at this slide today I think these trends are still very much in evidence.

     So we came up with them in ... I think it was ‘95, ‘96 ... and we decided to try and build a company to take maximum advantage of these trends. So obviously an increase in number of material in small reservoirs in the Gulf of Mexico. Material properties ... I think there’s still a lot of good opportunity to acquire those. And I think the insurance situation is going to make that to flow even better. What I hear this morning about insurance just being a cost of doing business ... I don’t think it’s true for a small E&P company. Because some of them won’t be able to get coverage.
     So I think we’ll see more of an exit of small E&P companies. And we’re one of the acquirers in that situation. Also there’s a lot of small reservoirs ... for every large, you know, a 100 million barrel field ... there’s probably, you know, 20 or 30 ... or 10 go 20 million barrel fields. And we as a company can make a good living out of exploiting that type of reservoir. And also there’s a big push in a deep water obviously that’s been going on progressively now for several years. But really taking off I would say in the last two. And then finally a highly cyclical market ... everybody’s feeling pretty good right now ... and, you know, what’s cyclical about today’s business. Well, we had $15 gas prices in December ... and $6 gas prices today. I don’t know if that’s volatility or cyclicality ... but certainly at least there’s some challenges when you’re running a company like ours. So to start strategy we think combining contractor services and oil and gas production reduces cyclicality for us as a company.
     But also provides us with steady growth and a superior financial return. We’re structured as a service company with our service division. And an E&P company. And what happens is the contract and services group treat the E&P company as a customer. And the E&P company doesn’t have to use them if they don’t want to. So two separate divisions that operate pretty well independently. The acquisition of Remington got a lot of attention.
     You know, it’s a $1.4 billion deal. But I like to talk about this slide more. Because what we’ve done over the last sort of ten years is build a service capability that can take a small reservoir ... especially in deep water ... from cradle to grave. In other words, we can identify a prospect. At this time next year we’ll be able to draw and appraise it. Then we can do all the construction activity ... including provisional facility if one is needed. And then we can do all the maintenance and repair and abandonment of that asset. So we don’t need anybody else. You know, we’re masters of our own destiny in terms of exploiting these small fields. And the key point is that we’ve got certain methodologies ... ways of doing things that we think can reduce F&D by at least 20 percent.
     And this can be very interesting I think over the next two to three years for us to show you how we’re going to turn the Remington portfolio into a strong body proposition for us as a company. I’d also like to say on the slide ... you know, we’ve got a hybrid strategy. Some people say it’s hybrid. There’ve been hybrid companies in the past. Mainly E&P companies owning contracting assets. We come about it from the other side. We’re a service company that has all the gas production.
     And that’s a very different perspective ... because we’re not hostage to the same mindsets and paradigms that normally E&P companies are. And I’ll explain what I mean by that as I go through. So I’m just using one or two of these slides to make some points. Heard a lot about drilling this morning. We’re in the process of converting one of our well intervention vessels ... the Q4000 into a drawing vessel ... and it’s going to be ready to work next year. By about this time next year ... actually in March. And what’s important about that is that ... you know, we can get out there and drill in any water depth from, you know, a 1,000 feet if we wanted to 10,000 feet. So we can increase our day rate from a couple $100,000 a day for well intervention probably to around a $300,000 a day mark. That gives a better return in the contracting environment.
     But if anybody’s been following the torrid market ... the (Inaudible) is so scarce right now that again small independents can’t really get their hands on them. So this will be kind of a free vessel ... a floating vessel in the marketplace. And we can use it as an asset to farm into other peoples’ prospects. So again I think allow a tremendous value for us. I think probably we will drill a couple of Remington prospects through us. You know, out of the back. Because we’ll want to prove up the technology to ourselves. And then you’ll see is drill prospects for other companies. I think that’s what we’ll do next year.
     And until we mentioned ... you know, access to infrastructure as being a key driver for Subsea developments. And it’s very true ... we noticed this again several years ago. And we own stakes in three key production facilities. And they’re all hubs ... Gunnison, Marco Polo and the Independence Hub. This enables us as a company ... again some degree of control. Certainly influence in how these fields are developed. And again we can use our E&P company to farm into reservoirs. And we use our contracting company to do all the development work. So having an ownership stake in these facilities gives us great added value as a company. Another trend I see coming is that ... you know, up until now you’ve seen hub structures ... you know, very large structures being put in place in certain areas of the Gulf of Mexico.
     I think ... and certainly we as a company are looking at as strongly ... you’ll see small or more flexible units being installed to exploit reservoirs sequentially instead of simultaneously with a hub concept. And those vessels will be built for 30 year lives ... preceded over that sort of term. Maybe we will produce 10, 20 reservoirs in that period. So I think that’s a coming trend. We’re very strong on the construction side of things.
     We did acquire two companies last year ... in the shallow water. And the important thing there is when you’re looking at hurricane situations we have all the assets necessary to quickly restore production after a hurricane. So when we look at buying, you know, a mature property in shallow water ... we’re not as scared about, you know, bringing our production back as perhaps another E&P company. I’ve got some evidence of what happened after Rita here coming. So we’ve got the ability to bring production back quickly in a hurricane situation. So we’ve been an oil and gas producer since actually 1992 ... 14 years already. So we’re no novices. I think we’ve learned one or two things along the way. And I think the key thing is you need to be your operator ... you need to be master of your own destiny.
     You know, I heard this morning that ... you know, one trend is companies might be able to buy stakes in existing reservoirs and use that as a strategy going forward. I think that’s true to an extent ... and we’ve been doing it. We bought stakes in five (Inaudible) in the last couple years. But often times you’re a minority partner and not endeavor.
     And you can’t use the tools and the methodologies perhaps that you’d like to. And you can’t do things at timing of your choice either. So with, you know, the build up in our contract services capability we decided we’re going to get into production at a much earlier stage. We’re going to get good quality prospects. Because we can drill those. And then we can develop them as we want in the timing we want. And that’s a huge driver for value for us as a company. So the Remington acquisition does that for us. I mean, Remington is a prospect generating company. I know that’s their core competence. Over the last several years Remington actually found TCF reserves (Inaudible) bit. So they’ve done it once. You know, they’ve got a good track record. And when we looked at them as a company we see another TCF of our reserve potential. And one of the sort of mindsets I hear earlier in E&P is ... you never pay a dime for prospects, you know? And if, you know, oil is trading at $20 a barrel ... you probably really wouldn’t pay a lot for prospects.
     But when oil is trading at $70 I think there’s some value in these prospects. And if you look at the lease sale of people buying leases ... you know, they see value in prospects, don’t they? I mean, just the lease ... (Inaudible) the seismic ... the team of players we have with this company .... I think would take a private equity company a $100 million and maybe four years to replicate. So we obviously see a lot of value in having this portfolio of prospects. We think that over time we’ll be able to find another TCF of reserves on a risk basis.
     Remington has 19 prospects in deep water. And they actually acquired another four on the last lease sale. And we as Helix have another ten prospects. So as far as deep water is concerned we have over 30 prospects that we can drill over the coming years. Another part of the value proposition for us is that we’re going to use our own access to exploit these prospects. You know, we’ve got probably 25 wells we can drill with the Q4000. So we think we’ve got over a billion dollars of contacting revenue ... it’s going to come our way as we progressively exploit these reservoirs. What’s important about that ... it’s backlog. You know, other contractors talk about backlog that they see coming in the future.
     They’re relying on the marketplace to give them that backlog. We’ve already got it by this acquisition. So we think that’s a great way for us as a service provider to get the best out of this market. When I look at these prospects ... and I think a good trend that we identified here was that ... you know, there’s deep water ... and there’s deep water in the Gulf of Mexico. You know, we didn’t want to go well counting in 10,000 feet of water in the middle of nowhere. So when we looked at Remington’s portfolio ... what we liked about it was they were all close to existing finds.
     And also close to existing infrastructure. So we’ve got we think a high chance of success in finding hydrocarbons with these prospects. And also very quickly bringing them to market. We are going to be drilling two of them this year with a rig that’s going to cost around a $100,000 a day .... was contracted almost 18 months ago. So we’re going to very quickly turn a couple of these prospects hopefully into real value. What one of the prospects ... Noonan ... I think Remington had a sense of humor and they named all their prospects after Caddy Shack characters. So we’re going to drill Noonan first ... and it’s got (Inaudible) potential of about 350 PCF. So quite a nice prospect to start off the proposition with.

     You can also see that we’ve got prospects and infrastructure ... and we’re going to be using our (Inaudible) independent sub ... giving us some of our shelf properties to take this production back to. Okay, what I wanted to show on this slide but it’s not working very well because it comes on sequentially ... is that Remington’s shelf prospects and our own ... in pretty much the same area in the Gulf of Mexico.
     So one of the spin-off benefits for us is that we act greatly to the critical mass of our operations. So let me go into the insurance markets ... we’re a bigger player. As I mentioned, we can save the insurance companies ... we can quickly restore production. And therefore we’re finding it a better appetite for our business in the insurance markets. And this slide I like because ... you know, what it shows is after Rita ... you know, by October we had 52 percent of our production back up and running compared to Remington ... only 19 percent. And by the end of the year we had 95 percent of our production back. Whereas Remington only had 70 percent. And I’m using Remington here as a proxy for the rest of the E&P companies in the Gulf of Mexico. So I think that’s a case study in how quickly we brought our production back. And don’t forget, if you bring production back you’re going to get $15 gas. Right? If you don’t get it back you’re not going to enjoy that product spike. So, you know, we’ll be able to apply the same methodologies and contracting to bring Remington’s production back ... once it’s part of the company. And we’ll be able to add more fields and really benefit from this capability of repair and maintenance on these assets. I’ve only used 18 minutes ... I think I’ll use the rest for questions. I’m not going to do a commercial today.
(Background Conversation)
     Q: (Inaudible)
     M: Yeah. You know, we built the Q4000 four years ago ... it was a (Inaudible) invention (Inaudible) ... and we got to the market probably two years too early ... you know, we saw the deep water market coming quicker than it transpired. So we struggled for a while to, you know, realize some decent risks(?) ... and I actually I think stood at one of these seminars two years ago trying to explain who the Q4000 was going to go to work. So right now it’s fully booked doing deep water well intervention and owning a good rate. So we could continue doing that and pushing the rates even further. But we think the best value proposition is to use its capability to drill ... to earn a higher day rate when working for third party customers. And also allow us access to fall into other peoples’ prospects. Because if you’ve got a (Inaudible) in today’s market you can do that. And then finally we’d be able to drill some of Remington’s prospects with that asset. I would say because the Q is looking like it’s going to be fully booked for several years ... we are, you know, thinking of building another one. And we are doing some detail engineering on that right now.
     Q: Can you assess the (Inaudible) turning to a (Inaudible) ... as we get more and more insight to see (Inaudible) of the Gulf ... how has your perspective of the duration of that rebuilding changed ... and are now talking much more expensive or are we finding a more rapid presumption of production and (Inaudible) ... months ago ...
     M: I think we’re still at the early stages of, you know, finding out the real extent of the damage. There’s still a lot of inspection work going on right now. And we’re only getting our teeth into the repair work. You know, sort of run about this stage. We actually signed an 18 month contract for one of our shallow water vessels last month. So that particular operator ... I must think he has a lot of work to do in the next 18 months. I think the situation’s exacerbated by the fact there’s a shortage of assets to do this repair work. So as we’re coming into the next hurricane season anybody who’s got a lot of infrastructures is not going to want to wait until after the storm to find if you can get a vessel. So some operators are taking assets on longer term charter in order to have access to the vessels. In terms of, you know, production resumption .... I showed you what we might also achieve as opposed to the rest of the marketplace. And that the trend I’m seeing is ... you know, people are taking longer to get their production back mainly due to pipeline issues ... to party issues ... squabbles over who’s providing insurance. So I think it’s a lot slower than people initially expected.
     Q: (Inaudible)
     M: Yeah. That was an interesting situation. (Inaudible) decided not to go forward at a time on Christmas Eve. And that was a great timing on their part ... but we’re a 30 percent, you know, partner ... and Norsk Hydro was 70 percent ... all last year we worked with (Inaudible) in trying to come up with a development plan. I think they saw it as a larger field than we do frankly. And at the end of the day they couldn’t come up with plan that worked for them. Whereas, we think we’ve got, you know, ways of developing that field. I can’t go into them too much today. But I think over the next couple of months we’ll be ... you know, showing the marketplace our plan for that field ... and maybe one or two in the area. And we’ll bring it to development I think in the next couple of years. And it’s all about, you know, different methodologies. You know, I think ten million barrel and 20 million barrel fields needs a different way of development than a 100 million barrel. I mean, there’s no doubt about it. You know, and we’ve got certain ideas and assets that can make our difference.
     Q: (Inaudible)
     M: Well, I mean, more pipe lay ... that’d be wonderful. Yeah. I think there’s amazing technology advances coming down the pike here. And, you know, we will see longer tie backs. That will push out that range of prospects I showed ... you know, maybe from a 1,000 ... 2,000 feet that can be tied back to the shelf. Maybe out ... you know, out a lot further. So it will see more tie back of reservoirs into shelf properties. And I think it will enable more reservoirs to get developed again. So I love it when I hear about these technologies because I think we’ve perfectly placed to, you know, use them in our business. Okay.
(Background Conversation — Applause)
     M: Thank you, Mark.
(END OF TAPE)

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